Filed by BW LPG Limited Pursuant to Rule 425 Under The Securities Act of 1933 Subject Company: Dorian LPG Ltd. Commission File Number: 001-36437

On May 30, 2018, BW LPG (the “Company) held its Q1 2018 Earnings Call (the “Earnings Call”). On the Earnings Call, among other topics, the Company discussed the recent developments with respect to the proposal the Company announced yesterday to combine with Dorian LPG (the “Proposal”) and answered questions on the subject. Below are transcribed excerpts of the discussions on the Earnings Call related to the Proposal.

Operator

Welcome to BW LPG's First Quarter 2018 Financial Results Presentation. We will begin shortly.

You will be brought through the presentation by BW LPG's CEO, Martin Ackermann; and CFO, Elaine Ong. They will be pleased to answer and address any questions after the presentation.

(Operator Instructions)

Certain statements in this conference call may constitute forward-looking statements based upon management's current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG isn't able to predict or control, that may cause BW LPG's actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. In addition, nothing in this conference call constitutes any -- an offer to purchase or sell or a solicitation of an offer to purchase or sell any securities.

With that, I am now pleased to turn the call over to BW LPG's CEO, Martin Ackermann. Please go ahead sir.

Martin Ackermann - BW LPG Limited - CEO

Thank you very much, Anna, and good morning. Welcome to the presentation of BW LPG's results for the first quarter of 2018, the financial period ending 31st of March. We will be -- also be discussing with you the proposal we announced yesterday to combine with Dorian LPG.

I'm joined by our CFO, Elaine Ong, as always. And we appreciate your interest, and we will take your questions at the end of this call.

[. . . ]

Now that we've taken you through our earnings results, I will now discuss our proposed combination with Dorian that we announced yesterday. And I ask that you please turn your attention to the separate presentation regarding the combination of Dorian LPG and BW LPG, which can be found on our webpage.

If you turn to Slide 2 of the deck -- I just wanted to make sure that everyone is seeing it. We believe this combination is a farsighted and logical step to create a bellwether LPG shipping company well suited to meet the challenges of the global shipping industries in the year -- shipping industry in the years to come.

If you turn to Slide 2 of the proposal presentation, you will see a summary of the transaction highlights. The proposed combination of Dorian and BW LPG will provide substantial benefits to shareholders and stakeholders of both companies, benefits that we believe are simply too compelling to ignore. Under our all-stock proposal, Dorian shareholders would receive 2.05 BW LPG shares for each of their Dorian shares. This represents a 13% premium to the closing market price of $ 6.96 on May 25, 2018. It also represents a 15% premium to the long-term historical exchange ratio of the two companies. We assessed the relative value of the companies and based our proposal on a NAV-to-NAV basis.

Importantly, Dorian shareholders would own 45% of the combined company and benefit from the upside potential inherent in this highly complementary combination, which would create a larger and stronger company better positioned to navigate the LPG shipping cycle. The combined company would own and operate an industry-leading fleet of modern and high-spec LPG tankers. The proposed transaction would enhance trading flexibility and bring together 2 best-in-class commercial and technical management platforms, enabling us to be more efficiently, reliably and effectively meet the needs of our clients.

The proposed transaction would be significantly accretive for Dorian shareholders on an EBITDA, revenue, free cash flow and available liquidity basis, and it would position the combined company to achieve substantial financial and operational synergies, including achievable G&A synergies and cost optimization through economies of scale. In addition, the combined company would have a much strengthened credit profile and greater financial flexibility to invest for the future and return capital to shareholders.

Pursuant to the proposed transaction, BW LPG intends to dual list on the New York Stock Exchange. Dorian shareholders would receive NYSE-listed BW LPG shares upon closing of the transaction. Benefits of the dual listing would include a broader investor base, enhanced research coverage, greater trading liquidity as a result of a greater market capitalization of the combined company. The proposal is supported by BW Group, which owns 14% of Dorian and approximately 45% of BW LPG.

Now please turn to Slide 3. As you can see, BW LPG and Dorian would have a larger combined fleet with better geographical coverage to drive value for customers. Dorian's sizable fleet of modern assets has an average vessel age of 3.9 years. Together, BW LPG and Dorian would be a leading owner and operator with 73 total vessels in its fleet, with an aggregate fleet capacity of approximately six million CBM. As you know, LPG shipping markets are experiencing significant headwinds, and the combined entity would better position us to succeed across market cycles and advance our vision to be best on water.

On Slide 4, we outline the enhanced operational capabilities of the combined company and some of the benefits for our customers. In essence, we believe that the two companies are stronger together than they are on their own. We think very highly of Dorian's fleet, their management and operating principles. Together, we are -- with our proven operating history of more than eight decades, the combined platform would deliver best-in-class services to our customers.

Moving to Slide 5. The proposed combination would generate significant synergies and drive further value for shareholders. We expect to realize highly actionable cost synergies, conservatively estimated to be approximately $15 million per annum on a run-rate basis. Cost savings would come from duplicative public company expenses, IT, real estate and other areas.

As a larger fleet, we would operate more efficiently with increased vessel utilization and more efficient deployment across geographies. For example, through the combination, we would have enhanced scheduling capabilities, better triangulation and reduced ballast leg, all benefiting customers and shareholders. With scale, we would have a lower cost of capital.

Finally, a scaled platform would allow the combined company to accelerate technological and environmental initiatives. This would include the operating vessels to have LPG propulsions, helping the combined company to not only meet the requirements of IMO's 2020 sulfur cap regulations but to also be better positioned for the future. This is a winning combination, and we're confident it would drive substantial value creation for customers and shareholders.

As you can see on Slide 6, the combined company would have a stronger credit profile and financial flexibility to pursue disciplined value-enhancing growth by making strategic investments across market cycles. Together, on a pro forma basis, we would have revenue of $503 million, EBITDA of $218 million, free cash flow of $177 million and $322 million of available liquidity. Looking more closely at the exchange ratio and the premium that we offered, Dorian on a pro forma basis would contribute 33% of revenue, 38% of EBITDA, 40% of free cash flow while its shareholders would receive 45% in the combined entity. We think that is compelling.

In addition to the accretion and the above-mentioned metrics, the all-stock transaction provides Dorian shareholders the opportunity to remain invested in the sector and enjoy any potential upside in the combined entity. As a larger and stronger company, we would be better positioned for long-term value creation. We believe our proposal represents a clear and compelling upside to either company's stand-alone position.

To conclude, on slide 7, this is a compelling proposal. The combination would create an industry-leading operator with the highest quality fleet, substantial operational efficiencies and synergies, driven by economies of scale and best-in-class capability to drive value for our clients and customers across the globe. Dorian shareholders would benefit from the immediate premium implied by our proposal, the realization of synergies and continued participation in the upside of the combination by owning 45% of the stronger combined company. As I mentioned, it would be especially accretive on free cash flow, EBITDA and revenue basis for Dorian shareholders.

The combination has the full support of the BW LPG board. We're prepared to move quickly, with Dorian's cooperation, to get the necessary shareholder and regulatory approvals while preparing for the listing of the BW LPG shares on the NYSE. We're fully committed to this transaction, and we look forward to engaging with Dorian to complete the mutually beneficial combination that maximizes shareholder value.

With that, I would like to open up the call for any questions. Thank you very much.

Questions and Answers

[. . .]

Unidentified Analyst

This is [Nils Forman] from [Ludvig Johnson]. Congratulations on your number and the proposed merger with Dorian. I have two main questions: one is on the efficiency differences; and two, on the offer itself. So I'm looking at the two companies and trying to understand the efficiency differences because, when rates are low, low cost really matters. And that's probably one of the thoughts you have behind the combination. So my first question related to efficiency is speed consumption. How much more estimated fuel in dollars per day does your vessel consume compared with the ones at Dorian? Second, what is the OpEx difference per day between the 2 companies? And then I had two follow-up questions.

Martin Ackermann - BW LPG Limited - CEO

Thank you for your question. I think you're absolutely right, that low cost really matters. And when you look closely to both fleets, you definitely see that one is slightly younger than the other, but as you can also see, the fleet of BW LPG is highly modern, although it has an average age which is a couple of years older than Dorian's. Without going into very specific consumption per day numbers for specific vessels, which I think is probably not appropriate for this call, we have a very modern fleet which has high utilization. And when you compare to Dorian's performance historically, we think we're quite well on par. I think it's important to focus on not only speed consumption, which is just, you could say, a small combination -- or a small part of an overall cost of running a vessel. The OpEx is an element, as you've mentioned. I think here, we're very competitive when you compare the two fleets. I'm sure the analysts that are on the call would be able to confirm that. But the most important part is, of course, the CapEx of these ships. If you look at the return -- the aggregate return on capital employed on a vessel which has, say, for argument's sake, $40 million of debt attached to it compared to a vessel which has $60 million of debt attached to it, the returns are just more compelling on the slightly older ship. And this is also -- when we talk about accretion, we're offering this accretion to Dorian shareholders, and it's embedded in the offer. Did you have any other questions?

Unidentified Analyst

Yes. I had follow-up questions on the OpEx difference, so just a general comment. The way I understand it, you're saying you have the same fuel consumption per day on average, not on each individual vessel but on average as Dorian. But when it comes to the OpEx difference, I've been looking into your annual report, and I see there's some related-party OpEx referenced to your prospectus in connection with the IPO. Is the related party still only BC -- BW Fleet Management? If yes, thanks. If no, which other companies are there in the annual filing, where we can see the updated list of related parties or subsidies? Just to understand better the difference in the OpEx question as such.

Martin Ackermann - BW LPG Limited - CEO

I think the number on the OpEx speaks to itself. You would probably see that we have driven considerable savings on our operating expenses over the past three years. I've had several discussions with equity analysts in the Oslo community around this for the past years, and I think most of them -- I don't think anyone is disagreeing with us that we have made considerable headway on that. When you look at the number specifically, we've been guiding that we are somewhere shy of $8,000 per day on a direct OpEx. And on top of that, you have to add provisions for drydock expenses and, of course, G&A. When you compare the two companies, I'm very confident you would find that we're quite competitive on an aggregate level, including, of course, the OpEx that you're asking specifically to. The -- as regards to the related party, I don't have the prospectus in front of me, so I don't have exactly the details. But I can tell you that BW Fleet Management is the related party that is operating most of our fleet. So we consider that as an in-house service, but there -- we have created -- this is a shared service across BW LPG and BW LNG to create scale and benefits for both divisions. And of course, we're paying for these services on an arm's-length basis. So it's very clear and straightforward. But I do understand that it's registered as a related-party transaction. We can go -- we can [talk] offline. If you have further questions. We can -- we are happy to go into specific details on managers and related party here.

Unidentified Analyst

Okay. But just my last question related to the merger itself. It seems that you are very generous. So it's a good offer for Dorian, but not such a good -- not as compelling for BW LPG. Could you just elaborate why you think this is such a good deal for you since you're willing to overpay in relative terms?

Martin Ackermann - BW LPG Limited - CEO

I wouldn't say -- I wouldn't use the word overpay. We think both companies are trading today at significant discounts, and we're offering – we think what we're offering here is a compelling proposal. And although it offers a 15% premium to historical exchange rates of the two companies, we think -- we believe that there is substantial synergies which will also flow back to BW LPG shareholders. And the better platform of a combined entity will be highly beneficial for existing BW LPG shareholders as well.

Unidentified Analyst

Okay. And just the last thing that hasn't been mentioned, it's -- this is my final, last question. What about management of the combined entity? Is it going to be done from Dorian? Or is it going to be done from BW LPG?

Martin Ackermann - BW LPG Limited - CEO

We sent a proposal yesterday after the chairman of BW LPG had a very short conversation with the chairman of Dorian, and that is as far as discussions has been going between the companies. But ultimately, that's a question for the combined Board of Directors to decide. And I'm -- these are highly capable people that will make prudent decisions on how best to run the company.

[. . .]

Lukas Daul - ABG Sundal Collier Holding ASA, Research Division - Lead Analyst

Okay. And then, obviously, on the transaction with Dorian or on the proposed transaction, you're talking about potentially controlling about 25% of the global fleet. But I was wondering, if you look at the spot market -- the vessels that are operating in the spot market, what kind of market share would we be talking about in that context?

Martin Ackermann - BW LPG Limited - CEO

It would be very close to the same number. I mean, it's a highly competitive market. As you have seen, owners have little to no pricing power, as experienced over the past 24 months. And even though some would argue that a ship is on a time charter to a client, that ship is being used in the spot market as well as the positions have been re-let by an oil company or traders. So even though you may not see it on your list as a spot vessel, it's competing with all the other ships out there. So I think the market share, as you mentioned, it will be in the low 20s.

Lukas Daul - ABG Sundal Collier Holding ASA, Research Division - Lead Analyst

Okay. And do you think that is sufficient to sort of turn the needle and get some pricing power? Or is that not maybe the main motive behind the deal?

Martin Ackermann - BW LPG Limited - CEO

Well, that's not the main motive. I don't think we have any pricing power in this market. The market is enormously competitive. But I mentioned on the presentation that there are some synergies that we can extract from this. And I think that driving a stronger company, we will be able to perform better to our clients. We will offer them greater flexibility, fleet availability in any corners of the world. And just to take a step back. You saw we did a transaction where we bought Aurora two years back. That hasn't resulted in any pricing power at all. So this is not the driver for this transaction. I think this is about creating a stronger combined company with all the advantages to both customers and stakeholders and, of course, shareholders that I mentioned before.

Lukas Daul - ABG Sundal Collier Holding ASA, Research Division - Lead Analyst

Okay. And finally, and I don't know if you can answer that, but has there been any dialogue with Dorian shareholders?

Martin Ackermann - BW LPG Limited - CEO

The dialogue was yesterday. So that was when our -- the chairman spoke briefly to the chairman of Dorian. I mean, we would have preferred to approach Dorian confidentially, but since our larger shareholder, BW Group, is a 13D shareholder of Dorian, we were required to disclose our initial approach.

[. . .]

Eirik Haavaldsen - Pareto Securities, Research Division - Head of Research

Can you give some guidance on what the time line will be going forward for this transaction? Is this now -- are you now going to have a dialogue with the company -- with Dorian management, the shareholders? Or are you just now launching an offer and will sit and wait for a period of time to get some response?

Martin Ackermann - BW LPG Limited - CEO

Eirik, yes. I mean, we're -- as you just said it yourself, we made the proposal yesterday. And the next step is Dorian and their advisers will come back to us at some point and respond, and maybe we'll take it from there. That's as close as we can be on the time line right now.

[. . .]

Anders Redigh Karlsen - Danske Bank Markets Equity Research - Analyst

I was just wondering in terms of synergies. You mentioned some, but are there additional synergies that could be added beyond the $15 million that you kind of suggest in your presentation?

Martin Ackermann - BW LPG Limited - CEO

It's very early days. We've been working on -- from publicly available numbers, and we think $15 million, as I mentioned on the call, is a conservative number. But I think it's the number we should use for now. Do you have any other questions Anders?

[. . .]

Yes. Sorry, I can’t be more forthcoming on this, but we don’t have any more detail at this point.

Cautionary Statement Regarding Forward-Looking Statements

This transcript excerpt includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding BW LPG Limited’s (“BW LPG”) proposed business combination transaction with Dorian LPG Ltd. (“Dorian”) (including the benefits, results, effects and timing of a transaction), all statements regarding BW LPG’s (and BW LPG’s and Dorian’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions.

Statements in this transcript excerpt concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of BW LPG (and the combined businesses of BW LPG and Dorian), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of BW LPG based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from BW LPG’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward–looking statements in this communication are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from unrelated parties.

Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG’s actual results, performance or plans with respect to Dorian, to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in BW LPG’s filings with the Oslo Bors (the “Bors”) contained on BW LPG’s website.

Risks and uncertainties related to the proposed transaction with Dorian include, but are not limited to, uncertainty as to whether BW LPG will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on BW LPG’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Dorian’s businesses and operations with BW LPG’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Many of these factors are beyond BW LPG’s control. BW LPG cautions investors that any forward-looking statements made by BW LPG are not guarantees of future performance. BW LPG disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This transcript excerpt is provided for informational purposes only and does not constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell any securities. Subject to future developments, BW LPG may file a registration statement and/or exchange offer documents with the Securities and Exchange Commission (the “SEC”) in connection with a possible business combination transaction with Dorian. BW LPG and Dorian shareholders should read those filings, and any other filings made by BW LPG with the SEC in connection with a possible business combination, if any, as they will contain important information. Thosedocuments, if and when filed, may be obtained without charge at the SEC’s website at www.sec.gov.